Nasdaq Regulation

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

July 31, 2024

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 31, 2024, The Nasdaq Stock Market LLC (the "Exchange") received from MKDWELL TECH INC. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Ordinary Shares, $0.0001 par value per share

Warrants, each exercisable to purchase one Ordinary Share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi